UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Biostar Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
090678103
(CUSIP Number)
Rebecca Baum
730 FIFTH AVENUE, 25TH FLOOR
NEW YORK, NY 10019
212-359-0204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 02, 2009
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 090678103
13D

1	Name of Reporting Person
	Andrew Barron Worden
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	United States
Number of		7	Sole Voting Power
Shares
Owned			   	111,000 shares
By Each		8	Shared Voting Power
Reporting			257,000
Person With
			9	Sole Dispositive Power
				111,000 shares
10	Shared Dispositive Power
	2,300,849 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,300,849 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[   x   ]
13	Percent of Class Represented by Amount in Row (11)
	9.9%*
14	Type of Reporting Person
	IN
*Represents the maximum amount the Reporting Persons could collectively own upon conversion or exercise of the Series B Preferred Stock and Warrants referenced in Item 5.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic
of China.
Item 2.   Identity and Background.
This Statement is filed by Andrew Barron Worden, an individual (the "Reporting Person"), whose residence address is 50 Central Park South, Unit
34/35 New York,  NY 10019.   Andrew Barron Worden is the Managing Partner
of Barron Capital Advisors LLC, a Delaware Limited Liability Company which is the General Partner to Barron Partners LP, a Delaware Limited
Partnership, whose principal business is investing.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using personal funds.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.


1	Name of Reporting Person
	Barron Partners LP
	I.R.S. Identification No. of Above Person
	43-1981699
2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	250,000 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				250,000 shares
10	Shared Dispositive Power
	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
250,000 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x  ]
13	Percent of Class Represented by Amount in Row (11)
	1.1%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 118,765 of the Issuer's common stock shares for an exercise price of $3.00 per share and 500,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.

Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth
Avenue, 25th Floor, New York, NY 10019.   The Reporting Person is
principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew B. Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.



1	Name of Reporting Person
	Golden1177 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	428,000 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	428,000 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
428,000 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x  ]
13	Percent of Class Represented by Amount in Row (11)
	1.8%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns Warrants to purchase 170,071 of the
Issuer's Common Stock shares for an exercise price of $3.00 per share and 716,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic
of China.
Item 2.   Identity and Background.
This Statement is filed by Golden1177 LP, a Delaware Limited Partnership
(the "Reporting Person"), whose business address is #500-1177 West Hastings
Street, Vancouver BC V6E 2K3 Canada.   The Reporting Person is principally
engaged in making investments.
       The General Partner of the Reporting Person is Golden Properties, Ltd (the "General Partner"). Alex Lau is the Director of the General Partner.
       The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	XWRT2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	24,500 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	24,500 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
24,500 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[   x   ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 8,076 of the Issuer's common stock shares for an exercise price of $3.00 per share and 34,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic
of China.
Item 2.   Identity and Background.
This Statement is filed by XWRT2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 131 Laurel Grove Avenue
Kentfield, CA 94904.   The Reporting Person is principally engaged in
making investments.
       The General Partner of the Reporting Person is Joseph Abrams(the "General Partner"), an individual.
       The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	SBMT2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	24,400 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
			       0
10	Shared Dispositive Power
	24,400 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
24,400 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x  ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 7,126 of the Issuer's common stock shares for an exercise price of $3.00 per share and 30,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic
of China.
Item 2.   Identity and Background.
This Statement is filed by SBMT2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 104 S. Pecos Street Midland,
TX 79701.   The Reporting Person is principally engaged in making
investments.
       The General Partner of the Reporting Person is Carlton Beal Family Trust FBO Spencer Beal(the "General Partner"). Spencer Beal, an individual is the Trustee to the General Partner.
       The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	Godfrey2468 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	29,400 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	29,400 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
29,400 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[   x   ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 9,501 of the Issuer's common stock shares for an exercise price of $3.00 per share and 40,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China..

Item 2.   Identity and Background.
This Statement is filed by Godfrey2468 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 128 Beachside Avenue
Westport, CT 06880.   The Reporting Person is principally engaged in making
investments.

The General Partner of the Reporting Person is Peter Godfrey, (the "General Partner"), an individual.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	LeeMadison9189 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	23,850 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	23,850 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
23,850 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[   x   ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 8,076 of the Issuer's common stock shares for an exercise price of $3.00 per share and 34,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons, , at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic
of China.
Item 2.   Identity and Background.
This Statement is filed by LeeMadison9189 LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 5871 East
Carefree Mountain Drive Carefree, AZ 85377.   The Reporting Person is
principally engaged in making investments.

The General Partner of the Reporting Person is The Robert M. Mayes and Laura L. Mayes Living Trust, (the "General Partner"). Robert M. Mayes, an individual, is the Trustee for the General Partner.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	RossPlan LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	132,700 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	132,700 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
132,700 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[     x ]
13	Percent of Class Represented by Amount in Row (11)
	0.6%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 57,007 of the Issuer's common stock shares for an exercise price of $3.00 per share and 240,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.

Item 2.   Identity and Background.
This Statement is filed by RossPlan LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 130 E. 65th Street New York,
NY 10065.   The Reporting Person is principally engaged in making
investments.



The General Partner of the Reporting Person is Santee River LLC, (the "General Partner"). Ross Pirastah is the managing member of the General Partner.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	Tibero2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	31,850 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
31,850 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
31,850 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x  ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 11,876 of the Issuer's common stock shares for an exercise price of $3.00 per share and 50,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic
of China.
Item 2.   Identity and Background.
This Statement is filed by Tibero2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 29 Evergreen Way Wokingham,
Berkshire  RG41 4BX  United Kingdom.   The Reporting Person is principally
engaged in making investments.



The General Partner of the Reporting Person is Tim Robinson, (the "General Partner"), an individual.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	2DanesRunnin LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	7,000 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	7,000 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,000 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.0%
14	Type of Reporting Person
	PN


Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No. 588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.

Item 2.   Identity and Background.
This Statement is filed by 2DanesRunnin LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 5016 Silver Lake Drive
Plano, TX 75093.   The Reporting Person is principally engaged in making
investments.



The General Partner of the Reporting Person is Higher Ground Investments, LP (the "General Partner"). The Canyons Climbing, LLC is the General Partner of Higher Ground Investments, LP. Robert A. Kaiser is the Managing Member of The Canyons Climbing, LLC.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	JBWA2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	37,500 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0  shares
10	Shared Dispositive Power
	37,500 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
37,500 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x  ]
13	Percent of Class Represented by Amount in Row (11)
	0.2%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 14,252 of the Issuer's common stock shares for an exercise price of $3.00 per share and 60,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.

Item 2.   Identity and Background.
This Statement is filed by JBWA2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 650 Bellevue Way NE Suite
3704 Bellevue, WA 98004.   The Reporting Person is principally engaged in
making investments.

       The General Partner of the Reporting Person is Jim Jensen (the "General Partner"), an individual.

	The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	Kaufman2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	67,000 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0  shares
10	Shared Dispositive Power
	67,000 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
67,000 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x ]
13	Percent of Class Represented by Amount in Row (11)
	0.3%*
14	Type of Reporting Person
	PN
*The Reporting Person also owns warrants to purchase 23,753 of the Issuer's common stock shares for an exercise price of $3.00 per share and 100,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.

Item 2.   Identity and Background.
This Statement is filed by Kaufman2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 127 W. 69th Street New York,
Ny 10023.   The Reporting Person is principally engaged in making
investments.

       The General Partner of the Reporting Person is Daniel Kaufman (the "General Partner"), an individual.

	The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	Fernando Liu
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	People's Republic of China
Number of		7	Sole Voting Power
Shares
Owned			   	8,600 shares
By Each		8	Shared Voting Power
Reporting
Person With
			9	Sole Dispositive Power

10	Shared Dispositive Power
	8,600 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,600 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[x      ]
13	Percent of Class Represented by Amount in Row (11)
	0.0%*
14	Type of Reporting Person
	IN
*The Reporting Person also owns warrants to purchase 2,375 of the Issuer's common stock shares for an exercise price of $3.00 per share and 10,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.
Item 2.   Identity and Background.
This Statement is filed by Fernando Liu whose residence address is Room
302, Unit 18, 299 HuXin Road, MinHang District Shanghai 201101 China. The Reporting Person is principally employed as a Regional Manager by Barron Partners Asia whose business address is Suite 1201, Tower 1, Hyundai Plaza,369 XianXia Road, ChangNing District, Shanghai, PRC 200336.
	The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using personal funds.

Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.


1	Name of Reporting Person
	SAS148 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	7,000 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				7,000 shares
10	Shared Dispositive Power
	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,000 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.0%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No. 588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.

Item 2.   Identity and Background.
This Statement is filed by SAS148 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 450 Sansome Street, 14th
Floor, San Francisco, CA 94111.   The Reporting Person is principally
engaged in making investments.

       The General Partner of the Reporting Person is Andrew Barron Worden (the "General Partner"), an individual.

	During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.


1	Name of Reporting Person
	Olga Filippova
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	People's Republic of China
Number of		7	Sole Voting Power
Shares
Owned			   	3,000 shares
By Each		8	Shared Voting Power
Reporting
Person With
			9	Sole Dispositive Power

10	Shared Dispositive Power
	3,000 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,000 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[    x ]
13	Percent of Class Represented by Amount in Row (11)
	0.0%*
14	Type of Reporting Person
	IN
*The Reporting Person also owns warrants to purchase 1,425 of the Issuer's common stock shares for an exercise price of $3.00 per share and 6,000 of the Issuer's Series B Convertible Preferred Stock, therefore beneficial ownership could increase to an amount equal to 9.9% minus the percentage ownership of all other Reporting Persons at the time of exercise or conversion.
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Biostar Pharmaceuticals, Inc. a Maryland corporation (the "Company") having its principal executive offices at No.
588 Shiji Avenue, Xiangyang City, Shaanxi Province, The People's Republic of China.
Item 2.   Identity and Background.
This Statement is filed by Olga Filippova whose residence address is 3 Havelock Terrace Dublin 4, Ireland. The Reporting Person is principally employed as a Principal by Barron Partners, LP whose business address is 730 Fifth Avenue, 25th floor New York, NY 10019.
	The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using personal funds.

Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.


Item 5.   Interest in Securities of the Issuer.-

	(a) On November 2, 2009, the Reporting Persons, excluding 2DanesRunnin LP and SAS148 LP, purchased an aggregate number of 1,000,000 Common Stock shares of the Issuer at a price of $1.75 per share in a private transaction. Also, on November 2, 2009, the Reporting Persons, excluding 2DanesRunnin LP and SAS148 LP, purchased an aggregate number of 2,000,0000 shares of the Issuer's Series B Preferred Stock convertible into 2,000,000 shares of the Issuer's Common Stock and Warrants to purchase 475,059 of the Issuer's Common Stock shares with an exercise price of $3.00 per share in a private offering by the Issuer. The Reporting Persons, excluding 2DanesRunnin LP and SAS148 LP, have contractually agreed that they shall not have the right to exercise the Warrants or convert the Preferred Stock purchased on November 2nd, 2009 from the Issuer to the extent that after giving effect to such conversion, the Reporting Persons would collectively beneficially own in excess of 9.9% of the number of shares of the Common Stock outstanding immediately after giving effect to such conversion and/or exercise. As a result of this 9.9% limitation, the Reporting Persons will not have more than 9.9% of the voting power of the Issuer. The Issuer's securities owned by the Reporting Persons as of November 2, 2009, represented approximately 5.1% of the issued and outstanding shares of the Issuer's common stock. The aggregate number of Issuer's securities owned by the Reporting Persons as of the date of this filing, represents approximately 5.1% of the issued and outstanding shares of the Issuer's common stock.
(b) Each of the Reporting Persons has sole power to vote the shares of the Issuer's common stock owned of record by it and shared power to dispose of the shares of Issuer's Common Stock beneficially owned by it; except for the Reporting Person, Andrew Barron Worden, who also has shared power to vote the shares owned of record by Reporting Persons, Barron Partners, LP and SAS148 LP and shared power to dispose of the shares beneficially owned by each of the Reporting Persons.
(c)  In addition to Item 5(a), in the past sixty days, the Reporting
Persons bought an aggregate of 313,800 shares of the Common Stock in open market transactions at prices ranging from $1.72 to $1.90 per share. Additionally, the Reporting Persons sold an aggregate of 128,000 shares of the Common Stock in open market transactions at prices ranging from $2.06 to $2.47 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
	The Reporting Persons are filing jointly because each has severally granted trading authorization of the Issuer's shares of Common Stock to Andrew Barron Worden and therefore shares dispositive power with Andrew Barron Worden.

Item 7.	Material to be Filed as Exhibits.
	Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009
/s/		ANDREW BARRON WORDEN
--------------------
 Signature

Andrew Worden